Direct dial: (213) 576-2467
E-mail: krustand@rsac.com
August 5, 2008
VIA FACSIMILE AND OVERNIGHT COURIER
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	David R. Humphrey, Branch Chief
Mail Stop 3561

Re:	Reliance Steel & Aluminum Co.
Form 10-K for year ended December 31, 2007
Filed February 29, 2008
File No. 1-13122
Dear Mr. Humphrey:
     In our conversation on July 25, 2008, you requested that we supplement our letter dated July 11, 2008 in response to your letter dated June 30, 2008 and modify our responses to two of the comments that you made in connection with your review of the Annual Report on Form 10-K for the year ended December 31, 2007 for Reliance Steel & Aluminum Co. Accordingly, we hereby supplement and modify our responses to Comment Nos. 2 and 5 as set forth below.
2. EBITDA. You requested that we expand the disclosure of our justification for the inclusion of EBITDA as a liquidity measure.
     RESPONSE:
     As set forth previously, we believe that EBITDA is useful to management and to investors, as well as others, in evaluating the Company’s liquidity. Management finds EBITDA useful because the calculation generally eliminates the effects of financing costs and income taxes and the accounting effects of capital expenditures and acquisitions, which are evaluated through other operating performance measures. In addition, EBITDA is a common financial measure used by lenders, credit rating agencies and other third parties, including investors, when assessing a company’s liquidity and considering whether to extend credit or invest in debt or equity securities. Since EBITDA can be derived from other information we present, we believe that a discussion of it is appropriate and justifiable in our public filings. Accordingly, we propose to modify our existing discussion contained in footnote 4 to the selected consolidated financial data in our future filings to read as follows:

Page 2 U.S. Securities and Exchange Commission Attn: David R. Humphrey, Branch Chief	August 5, 2008

     “EBITDA is defined as the sum of income before interest expense, income taxes, depreciation expense and amortization of intangibles. We use EBITDA as a liquidity measure and believe EBITDA is useful in evaluating our liquidity because the calculation generally eliminates the effects of financing costs and income taxes and the accounting effects of capital spending and acquisitions, which are assessed and evaluated through other operating performance measures. EBITDA is also commonly used as a measure of operating performance and liquidity for companies in our industry and is frequently used by analysts, investors, lenders, rating agencies and other interested parties to evaluate a company’s financial performance and its ability to incur and service debt. We consider certain leverage ratios, including debt-to EBITDA, when assessing growth opportunities and evaluating our financial flexibility and the likelihood of an impact on our credit rating, which is an important part of our financial strategy. A downgrade in our credit rating could limit our ability to access capital and/or increase our borrowing costs. When discussing our leverage targets with rating agencies, we focus on the following two measures: (1) maintaining a specified debt to capitalization ratio and (2) maintaining a specified debt to EBITDA ratio. We believe that these are two of the key criteria that the rating agencies focus on when assigning and monitoring our credit rating, as these are key measures discussed in their public reports. EBITDA is not a recognized measurement under U.S. generally accepted accounting principles and, therefore, represents a non-GAAP financial measure. EBITDA should not be considered in isolation or as a substitute for consolidated statements of income and cash flows data prepared in accordance with U.S. generally accepted accounting principles as it excludes components that are significant in understanding and assessing our results of operations and cash flows. EBITDA as presented is not necessarily comparable with similarly titled measures for other companies.”
As stated, we continue to believe that EBITDA is an important measurement for our lenders, the holders of our debt and equity securities and the credit rating agencies and, accordingly, propose to retain the discussion in our future filings, modified as set forth above.
5. Summary Purchase Price Allocation Information. You asked us to amend our Form 10-K.
     RESPONSE:
     We understand from our further conversations with you that, because our Annual Report on Form 10-K referred to a third-party valuation specialist that we did not identify, you have requested that, before we draw down on any registration statement or file any subsequent registration statement incorporating that Annual Report on Form 10-K by reference, we amend the Annual Report on Form 10-K for the year ended December 31, 2007 either to (i) identify the third-party valuation specialist and obtain a consent to be filed as an exhibit to the registration statement or (ii) delete the reference to the third-party valuation specialist. Accordingly, we are amending our Annual Report on Form 10-K to delete the reference to the third-party valuation specialist. We have enclosed a copy of the changed page of that Form 10-K/A for your information.

Page 3 U.S. Securities and Exchange Commission Attn: David R. Humphrey, Branch Chief	August 5, 2008

*******
     Reliance Steel & Aluminum Co. acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any additional questions with respect to the above or with respect to any of our proposed changes, please feel free to contact me at (213) 576-2467 or krustand@rsac.com. Thank you for your cooperation.

Sincerely yours,
/s/ Kay Rustand

Kay Rustand Vice President and General Counsel

KR/sst
Enclosure

cc:	David H. Hannah
Karla Lewis
Beverly A. Singleton
Staff Accountant

RELIANCE STEEL & ALUMINUM CO.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2007
2005 Acquisition
Acquisition of Chapel Steel Corp.
     On July 1, 2005, the Company acquired 100% of the outstanding capital stock of Chapel Steel Corp. (“Chapel Steel”), headquartered in Spring House (Philadelphia), Pennsylvania. The Company paid approximately $94,200,000 in cash for the equity of Chapel Steel and assumed approximately $16,800,000 of Chapel Steel’s debt. The Chapel Steel sellers were paid an additional amount in 2006 related to the Company’s election of Section 338(h)(10) treatment for income tax purposes, resulting in a goodwill addition of $894,000 for the year ended December 31, 2006.
     Chapel Steel was a privately held metals service center company founded in 1972 that processes and distributes carbon and alloy steel plate products from five facilities in Pottstown (Philadelphia), Pennsylvania; Bourbonnais (Chicago), Illinois; Houston, Texas; Birmingham, Alabama; and Portland, Oregon. Chapel Steel also warehouses and distributes its products in Cincinnati, Ohio and Hamilton, Ontario, Canada. Chapel Steel operates as a wholly-owned subsidiary of RSAC Management Corp.
     The acquisition was funded on July 1, 2005 with borrowings on the Company’s syndicated credit facility. The following table summarizes the allocation of the total purchase price to the fair values of the assets acquired and liabilities assumed of Chapel Steel at the date of the acquisition:

(in thousands)

Cash	$21
Accounts receivable	24,549
Inventory	26,261
Property, plant and equipment	11,076
Goodwill	43,843
Intangible assets subject to amortization	10,700
Intangible assets not subject to amortization.	19,000
Other current and long-term assets	1,293

Total assets acquired	136,743

Capital lease obligations	(6,332)
Borrowings on line of credit	(16,780)
Other current liabilities	(18,342)

Total liabilities assumed	(41,454)

Net assets acquired	$95,289

Summary purchase price allocation information for all acquisitions
     All of the acquisitions discussed in this note have been accounted for under the purchase method of accounting and, accordingly, each purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of each acquisition. The accompanying consolidated statements of income include the revenues and expenses of each acquisition since its respective acquisition date. The consolidated financial statements reflect the allocations of each acquisition’s purchase price as of December 31, 2007 or 2006, as applicable.
     As part of the purchase price allocations of the 2007, 2006, and 2005 acquisitions, $47,218,000, $210,800,000 and $19,000,000, respectively, were allocated to the trade names acquired, none of which is subject to amortization. The Company determined that the trade name acquired in connection with these acquisitions had indefinite lives since their economic lives are expected to approximate the life of each company acquired. Additionally, the Company recorded other identifiable intangible assets related to customer relationships for 2007, 2006, and 2005 acquisitions of $62,038,000, $89,300,000 and $10,600,000, respectively, with weighted average lives of 23.6, 25.1 and 8.5 years, respectively. The goodwill amounts from all of the acquisitions are expected to be deducted for tax purposes in future years with the exception of the Crest and EMJ goodwill amounts.